地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

Date:	August 3, 2009

To:	Mr. Adam Phippen
United States Securities and Exchange Commission (the “Commission”)
Division of Corporation Finance
Tel (202) 551-3336

From:	Mr. Guosheng Xu
Chief Executive Officer
Zhaoheng Hydropower Limited
Tel (86) 755-8207-0966
Fax (86) 755-8207-1998

Re:	Zhaoheng Hydropower Limited (formerly, Zhaoheng Hydropower Company)
Item 4.02 Form 8-K/A
Filed June 12, 2009
File No. 0-52786

Dear Mr. Phippen:

We refer to the Commission’s comment letter concerning our Form 8-K/A furnished on June 12, 2009, which was dated June 29, 2009 and received on July 10, 2009. Our responses to the Commission’s comments are set forth below:

1.
Your Comment: We reviewed your response to the comment in our letter dated June 16, 2009. We understand that you recognized interest income on the non-interest bearing note from Zhaoheng Industrial in an amount that offset the effect of the accounting error related to capitalized interest costs and treated the income as a deemed dividend charged to APIC. We also understand that the note was amended to include interest effective January 1, 2008. Please tell us your rationale and basis in GAAP for recognizing interest income on the non-interest bearing note prior to January 1, 2008 in connection with the restatement of your financial statements. If our understanding is incorrect, advise in detail.

Our Response: APB 21 is widely used in computing interests on receivables and payables. However, APB 21, paragraph 3, excludes computing interest on receivables and payables under the following conditions:

●	They arise in the ordinary course of business and are due in approximately one year or less

●	Their repayment will be applied to the purchase price of the property, goods, or services to which they relate rather than requiring a transfer of cash

地址：深圳市深南东路5015号金丰城大厦A座19楼		ZHAOHENGHYDROPOWER.COM

Address:	F/19, Unit A, Jinfengcheng Building	TEL: 86-755-82070966
	5015 Shennan East Road,	FAX: 86-755-82071998
Shenzhen, China 518015

●	They represent security or retainage deposits

●	They arise in the ordinary course of business of a lending institution

●	Their interest rate is determined by a governmental agency

●	They arise from transactions between a parent and its subsidiaries or between subsidiaries of a common parent

In our case, Zhaoheng Industrial was a parent company of our subsidiary Hunan Sanjiang Electric Power Co., Ltd. (“Hunan Sanjiang”), which in turn, was the shareholder of Hunan Zhaoheng Hydropower Co., Ltd. (“Hunan Zhaoheng”) prior to our restructuring completed on December 31, 2007 (the “2007 Restructuring”). Thus, APB 21 did not apply in computing interest of Zhaoheng Industrial’s payables to Hunan Zhaoheng.

After the 2007 Restructuring, Zhaoheng Industrial was no longer a parent company of Hunan Sanjiang and Hunan Zhaoheng. As such, APB 21 became applicable and we started charging interest on the loan to Zhaoheng Industrial from January 1, 2008 at 120% of bench mark rate of People Bank of China. We also recognized interest on receivables from Zhaoheng Industrial at a market rate to offset interest bank charges that we incurred prior to January 1, 2008. We believe that this is in line with the principles of APB 21.

Please do not hesitate to contact me at +86-755-8207-0966 with any questions or comments regarding the above explanations.

With best regards,

/s/ Guosheng Xu
Guosheng Xu
Chief Executive Officer